Effective December 27, 2001, the Class L shares of Strong Advisor U.S. Value Fund were re-designated and merged into the Class A shares of Strong Advisor U.S. Value Fund.

Effective December 27, 2001, the Advisor Class shares of Strong Blue Chip Fund were re-designated and merged into the Investor Class shares of Strong
Blue Chip Fund.